Exhibit 99.2

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(presented in thousands of U.S. dollars)

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and years then ended

(2)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aeterna Zentaris Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of changes in shareholders’ equity (deficiency), comprehensive loss and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

(3)

Accounting for modification to the Novo Nordisk Biopharm Limited license agreement

As described in Notes 2, 3 and 5 to the consolidated financial statements, the Company recognized licensing revenue of $0.55 million and related deferred revenue of $5.56 million during the year in connection with the modification of the Novo Nordisk Biopharm Limited (Novo) license agreement (the agreement). The Company accounts for a modification to a contract with a customer as a separate contract if both the scope of the contract increases because of the addition of promised goods or services that are distinct, and the price of the contract increases by an amount of consideration that reflects the Company’s stand-alone selling price of the additional promised goods or services and any appropriate adjustments to that price to reflect the circumstances of the particular contract. A modification that does not meet this criteria is accounted for as an adjustment to the existing contract, either prospectively or through a cumulative catch-up adjustment. The Company accounts for a contract modification prospectively if the remaining goods or services are distinct from the goods or services transferred before the modification, but the consideration for those goods or services does not reflect their stand-alone selling prices, after adjusting for contract-specific circumstances. Any changes in the transaction price that arise as a result of a contract modification are allocated to the performance obligations identified in the contract before the modification to the extent that the change in the transaction price is attributable to an amount of variable consideration promised before the modification. Management determined that the modification that grants co-ownership of the U.S. and Canadian patents and trademark that were previously licensed by the Company to Novo does not constitute a distinct performance obligation. Furthermore, the remaining performance obligation under the agreement that provides Novo with the right to acquire a license of a future United States Food and Drug Administration (FDA) approved pediatric indication is a distinct performance obligation before and after the modification. Accordingly, the Company accounted for the modification to the agreement as an adjustment to the existing agreement, on a prospective basis. Management exercised judgments in accounting for the modification to the agreement, including significant judgment relating to (i) management’s assessment of any increases to the scope of the agreement; (ii) assessment of whether the remaining goods or services are distinct from the goods or services transferred before the modification; and (iii) assessment of whether a portion of the change in the transaction price is attributable to the amount of variable consideration promised before the modification.

The principal considerations for our determination that performing procedures relating to the accounting for the modification to the Novo Nordisk Biopharm Limited license agreement is a critical audit matter are the significant judgments by management relating to (i) management’s assessment of any increases to the scope of the agreement; (ii) assessment of whether the remaining goods or services are distinct from the goods or services transferred before the modification; and (iii) assessment of whether a portion of the change in the transaction price is attributable to the amount of variable consideration promised before the modification. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the reasonableness of management’s assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, reading the contractual terms of the modified agreement and evaluating (i) the reasonableness of management’s assessment of any increases to the scope of the agreement related to the addition of promised goods or services that are distinct in the modified agreement by considering whether the coownership of the U.S. and Canadian patents and trademark granted by the Company under the modified agreement are highly interdependent and interrelated with the right to use the existing and future license indications granted under the existing agreement prior to the modification; (ii) the reasonableness of management’s assessment of whether the remaining goods or services are distinct from the goods or services transferred before the modification by considering that the only remaining performance obligation under the modified agreement is providing the customer with the right to acquire the license of a future FDA-approved pediatric indication; and (iii) the reasonableness of management’s assessment of whether a portion of the change in the transaction price is attributable to the amount of variable consideration promised before the modification by considering that a portion of the change to the transaction price was attributable to the change in the royalty rate with respect to the adult indication.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 24, 2021

We have served as the Company’s auditor since 1993.

(4)

Aeterna Zentaris Inc.

Consolidated Statements of Financial Position

(in thousands of US dollars)

	December 31, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 6)	24,271	7,838
Trade and other receivables (note 7)	1,681	658
Inventory (note 8)	21	1,203
Prepaid expenses and other current assets (note 9)	1,913	1,211
Total current assets	27,886	10,910
Restricted cash equivalents (note 10)	338	364
Right of use assets (note 12)	157	582
Property, plant and equipment (note 11)	22	35
Identifiable intangible assets (note 13)	59	40
Goodwill (note 14)	8,815	8,050
Total Assets	37,277	19,981
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 15)	2,199	2,148
Provision for restructuring and other costs (note 16)	92	418
Income taxes (note 23)	395	1,448
Current portion of deferred revenues (note 5(a)(ii) and 5(a)(iv))	2,193	991
Current portion of lease liabilities (note 17)	135	648
Current portion of warrant liability (note 18)	—	6
Total current liabilities	5,014	5,659
Deferred revenues (note 5(a)(ii))	3,289	185
Lease liabilities (note 17)	49	255
Warrant liability (note 18)	—	2,249
Employee future benefits (note 19)	15,435	13,788
Provision for restructuring and other costs (note 16)	279	308
Total liabilities	24,066	22,444
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (note 20)	235,008	224,528
Warrants (note 20)	12,402	—
Other capital (note 20)	89,505	89,806
Deficit	(322,659)	(316,891)
Accumulated other comprehensive (loss) income (“AOCI”)	(1,045)	94
Total shareholders’ equity (deficiency)	13,211	(2,463)
Total liabilities and shareholders’ equity (deficiency)	37,277	19,981

Commitments and contingencies (note 28)

Subsequent events (note 29)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Pierre-Yves Desbiens
Carolyn Egbert Chair of the Board	Pierre-Yves Desbiens Director

(5)

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the years ended December 31, 2020 and 2019

(in thousands of US dollars)

	Common shares (number of)[1]	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2020	19,994,510	224,528	—	89,806	(316,891)	94	(2,463)
Net loss	—	—	—	—	(5,118)	—	(5,118)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(1,139)	(1,139)
Actuarial loss on defined benefit plan (note 19)	—	—	—	—	(650)	—	(650)
Comprehensive loss	—	—	—	—	(5,768)	(1,139)	(6,907)
Reclassification of warrants to equity (note 18)	—	—	7,377	—	—	—	7,377
Issuance of common shares and warrants, net of transaction costs (note 18 and 20)	42,684,103	10,480	5,025	(362)	—	—	15,143
Share-based compensation costs (note 21)	—	—	—	61	—	—	61
Balance - December 31, 2020	62,678,613	235,008	12,402	89,505	(322,659)	(1,045)	13,211

1 Issued and paid in full.

	Common shares (number of)[1]	Share capital	Other capital	Deficit	AOCI	Total
		$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	89,342	(309,781)	11	1,907
Net loss	—	—	—	(6,042)	—	(6,042)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	83	83
Actuarial loss on defined benefit plans (note 19)	—	—	—	(1,068)	—	(1,068)
Comprehensive loss	—	—	—	(7,110)	83	(7,027)
Share issuance from the exercise of warrants, stock options and deferred share units	228,750	906	(329)	—	—	577
Issuance of common shares and warrants, net (notes 18 and 20)	3,325,000	1,287	—	—	—	1,287
Share-based compensation costs	—	—	793	—	—	793
Balance - December 31, 2019	19,994,510	224,528	89,806	(316,891)	94	(2,463)

1 Issued and paid in full.

(6)

Aeterna Zentaris Inc.

Consolidated Statements of Comprehensive loss

For the years ended December 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

	2020	2019
	$	$
Revenues (notes 5 and 26)
Licensing revenue	911	74
Product sales	2,370	129
Royalty income	67	45
Supply chain	304	284
Total revenues	3,652	532
Operating expenses (note 21)
Cost of sales	2,317	410
Research and development costs	1,506	1,837
General and administrative expenses	4,759	6,615
Selling expenses	1,134	1,214
Restructuring costs (note 16)	—	507
Impairment of right of use asset (note 12)	—	22
Gain on modification of building lease (notes 12 and 17)	(219)	—
(Reversal) of writeoff/write off of other asset (note 9)	(139)	169
Total operating expenses	9,358	10,774
Loss from operations	(5,706)	(10,242)
Gain due to changes in foreign currency exchange rates	572	87
Change in fair value of warrant liability (note 18)	1,147	4,518
Other finance costs	(736)	(593)
Net finance income	983	4,012
Loss before income taxes	(4,723)	(6,230)
Income tax (expense) recovery (note 23)	(395)	188
Net loss	(5,118)	(6,042)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(1,139)	83
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(650)	(1,068)
Comprehensive loss	(6,907)	(7,027)
Net loss per share (basic) (note 27)	(0.12)	(0.35)
Net loss per share (diluted) (note 27)	(0.12)	(0.35)
Weighted average number of shares outstanding (note 27)
Basic	41,083,163	17,494,472
Diluted	41,083,163	17,494,472

The accompanying notes are an integral part of these consolidated financial statements.

(7)

Aeterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(in thousands of US dollars)

	Years ended
	2020	2019
	$	$
Cash flows from operating activities
Net loss for the year	(5,118)	(6,042)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 18)	(1,147)	(4,518)
Transaction costs of warrants issued, expensed as finance cost	732	550
Provision for restructuring and other costs (note 16)	(383)	511
Impairment of right of use asset (note 12)	—	22
(Reversal) of write off/write off of other asset (note 9)	(139)	169
Gain on modification of building lease (notes 12 and 17)	(219)	—
Depreciation and amortization (notes 11, 12 and 13)	232	315
Share-based compensation costs (note 21)	61	793
Employee future benefits (note 19)	217	262
Amortization of deferred revenues (note 5)	1,257	(74)
Foreign exchange gain on items denominated in foreign currencies	(688)	(87)
(Gain) loss on disposal of property, plant and equipment (note 12)	(2)	10
Other non-cash items	133	(126)
Interest accretion on lease liabilities (note 17)	(19)	(66)
Payment of income taxes (note 23)	(1,448)	—
Changes in operating assets and liabilities (note 22)	2,402	(2,444)
Net cash used in operating activities	(4,129)	(10,725)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants (note 20)	23,500	4,988
Transaction costs	(2,767)	(795)
Proceeds from exercise of warrants, stock options and deferred share units	—	314
Payments on lease liabilities (note 17)	(265)	(614)
Net cash provided by financing activities	20,468	3,893
Cash flows from investing activities
Proceeds for disposals of property, plant and equipment (note 11)	6	—
Cash provided by restricted cash equivalents	50	50
Net cash provided by investing activities	56	50
Effect of exchange rate changes on cash and cash equivalents	38	108
Net change in cash and cash equivalents	16,433	(6,674)
Cash and cash equivalents – beginning of year	7,838	14,512
Cash and cash equivalents – end of year (note 6)	24,271	7,838

The accompanying notes are an integral part of these consolidated financial statements.

(8)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

1.	Business overview

Summary of business

Aeterna Zentaris (the “Company” or “Aeterna”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead and only product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission (“EC”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). On December 20, 2017, the FDA granted marketing approval in the U.S. for Macrilen™ (macimorelin) and on January 16, 2019, the EC granted marketing approval in Europe (the “EMA”) for macimorelin for the diagnosis of AGHD.

Macimorelin is currently marketed in the United States under the tradename Macrilen™ through a license agreement with Novo Nordisk Biopharm Limited (“Novo”) and Aeterna Zentaris GmbH (“AEZS Germany”), our wholly owned German subsidiary, where AEZS Germany receives royalties on net sales and other potential milestone payments. The Company is also leveraging the clinical success and safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. Novo has funded 70% of the pediatric clinical trial (Study P01). In November 2019, Novo contracted AEZS Germany to provide supply chain services for the manufacture of Macrilen™ (macimorelin). AEZS Germany signed an amendment to the license agreement with Novo in November 2020, see note 5.

According to a commercialization and supply agreement with MegaPharm Ltd., effective June 20, 2020. MegaPharm Ltd. will seek regulatory approval and then commercialize macimorelin in Israel and the Palestinian Authority. Additionally, upon receipt of pricing and reimbursement approvals, Aeterna expects that macimorelin will be marketed in Europe and the United Kingdom through a license agreement with Consilient Health Ltd. entered into on December 6, 2020. Under the terms of this agreement, Aeterna will receive royalties on net sales and other potential milestone payments.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value.

COVID-19 impact

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation and, to date, the Company has not experienced significant business disruption from COVID-19. The situation is dynamic with various cities and countries around the world are responding in different ways to address the outbreak. The spread of COVID-19 may impact the Company’s operations, including the potential interruption of our clinical trial activities and the Company’s supply chain, or that of the Company’s licensee. For example, the COVID-19 outbreak may delay enrollment in the Company’s clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in the Company’s trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay the Company’s ability to conduct clinical trials or release clinical trial results and could delay the Company’s ability to obtain regulatory approval and commercialize the Company’s product candidates. The pandemic may also impact the ability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. The Company’s licensee may be impacted due to significant delays of diagnostic activities in the U.S. Management will continue to monitor and assess the impact of the pandemic on its judgments, estimates, accounting policies and amounts recognized in these consolidated financial statements. As at December 31, 2020, the Company assessed the possible impacts of COVID-19 on its financial results. The Company has evaluated its financial assets, property, plant and equipment, intangible assets, and goodwill for impairment and no changes from the carrying amount were required in the reporting period.

(9)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Reporting entity

The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the “Group”). Aeterna Zentaris Inc. is the ultimate parent company of the Group. The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly-owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the U.S.

The registered office of the Company is located at 222 Bay Street, Suite 3000, P.O. Box 53, Toronto, Ontario M5K 1E7, Canada and its principal place of business is 315 Sigma Drive, Summerville, South Carolina 29486.

The Company’s common shares are listed on both the Toronto Stock Exchange (the “TSX”) and on the NASDAQ Capital Market (the “NASDAQ”).

Basis of presentation

(a) Statement of compliance

These consolidated financial statements as at December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Company’s Board of Directors subject to confirmation by the Audit Committee of the Board of Directors, which confirmation was received on March 24, 2021.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 3 - Critical accounting estimates and judgments.

(b) Basis of measurement

The consolidated financial statements have been prepared under a historical cost convention except for warrant liability which is measured at fair value through profit or loss.

(c) Principles of consolidation

These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All inter-company balances and transactions are eliminated on consolidation.

(10)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(d) Foreign currency

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”) which is U.S. dollars for the Company and its U.S. subsidiary, Aeterna Zentaris, Inc. and Euro (“EUR” or “€”) for its German subsidiaries.

Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders’ equity (deficiency).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statements of comprehensive loss.

2.	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements have been applied consistently by all Group entities.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method for all inventories. The Company’s policy is to write down inventory that has become obsolete and inventory that has a cost basis in excess of its expected net realizable value. Increases in the reserve are recorded as charges in cost of sales. For product candidates that have not been approved by the FDA, inventory used in clinical trials is written down at the time of production and recorded as research and development (“R&D”) costs. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. All direct manufacturing costs incurred after approval are capitalized into inventory.

Restricted cash equivalents

Restricted cash equivalents are comprised of bank deposits, which are related to a guarantee for a long-term operating lease obligation and for a corporate credit card program that cannot be used for current purposes.

Leases

The Company assesses, at the inception of a contract, whether a contract is, or contains, a lease. A lease is a contract in which the right to control the use of an identified asset is granted for an agreed upon period of time in exchange for consideration. The Company assessed whether a contract conveys the right to control the use of an identified asset when there is both the right to direct the use of the asset and obtain substantially all the economic benefits from that use. Effective January 1, 2019, the Company recognizes a right of use and a lease liability at the lease commencement date.

The lease liability is initially measured at the present value of the non-cancellable lease payments over the lease term and discounted at the rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Lease payments include fixed payments and such variable payments that depend on an index or a rate; less any lease incentives receivable.

(11)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use asset, with any difference recorded in the statements of comprehensive loss.

The right of use assets are measured at cost which comprises the initial lease liability, lease payments made at or before the lease commencement date, initial direct costs and restoration obligations less lease incentives. The right of use assets are subsequently measured at amortized cost. The assets are depreciated over the shorter of the assets’ useful life and the lease terms on a straight-line basis, less any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The right of use assets are assessed for impairment in accordance with the requirements of IAS 36 Impairment of Assets.

The Company accounts for a lease modification as a separate lease if both of the following conditions exist: (a) the modification increases the scope of the lease by adding the right to use one or more underlying assets; and (b) the consideration for the lease increases by an amount equivalent to the standalone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

Where the Company accounts for a lease modification as a new lease, the separate lease is accounted for in the same way as a new lease as noted above.

Where the Company does not account for a lease modification as a separate lease, the lease liability is remeasured by (a) decreasing the carrying amount of the right of use asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope of the lease. The Company recognises any gain or loss relating to the partial or full termination of the lease in the consolidated statements of comprehensive loss; and (b) making a corresponding adjustment to the right of use asset for all other lease modifications.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statements of comprehensive loss.

Property, plant and equipment and depreciation

Items of property, plant and equipment are recorded at cost, net of accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Depreciation expense, which is recorded in the consolidated statements of comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.

(12)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Identifiable intangible assets and amortization

Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks, and rights to serialization equipment. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes net of related government grants, impairment losses, where applicable, and accumulated amortization. The rights to serialization equipment are comprised of the serialization equipment purchased by AEZS Germany and located at its third party macimorelin manufacturer. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of seven to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statements of comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

Impairment of long-lived assets

Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate, and are recorded in the consolidated statements of comprehensive loss.

Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.

(13)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Warrants

Warrants are classified as liabilities when the Company does not have the unconditional right to avoid delivering cash to the holders in the future, or when they can be settled with a variable number of common shares. Each of the Company’s warrants contains a written put option, arising upon the occurrence of a fundamental transaction, as that term is defined in the warrants, including a change of control.

The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the warrants are expensed as incurred. Fair value of such warrants is determined at the issue date using the Black-Scholes option pricing model.

The warrant liability is classified as non-current, unless the underlying warrants will expire or be settled within 12 months from the end of a given reporting period.

When the warrants meet the fixed-for-fixed criteria under IAS 32 ‘Financial Instruments’, either upon initial issue or upon subsequent registration of the common shares underlying the warrants, the Company classifies such warrants as equity-settled. Such warrants are accounted for by using the relative fair value method whereby the total gross proceeds from the offering are allocated to each of common shares and warrants based on their relative fair values. Fair value of such warrants is determined at the issue date using the Black-Scholes option pricing model.

Deferred share units

Deferred share units (“DSUs”) are classified as other capital. The Company grants DSUs to members of its Board of Directors who are not employees or officers of the Company. DSUs cannot be redeemed until the holder is no longer a director of the Company and are considered equity-settled instruments. Under the terms of the DSU agreement, the DSUs vest immediately upon grant. The value attributable to the DSUs is based on the market value of the share price at the time of grant and share based compensation expense is recognized in general and administrative expenses on the consolidated statements comprehensive loss. At the time of redemption, each DSU may be exchanged for one common share of the Company.

Any consideration received by the Company in connection with the exercise of DSUs is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

Employee benefits

Salaries and other short-term benefits

Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statements of comprehensive loss over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.

(14)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Post-employment benefits

AEZS Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation.

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive loss, net of tax, and simultaneously reclassified in the deficit in the consolidated statements of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statements of comprehensive loss in subsequent periods.

For defined contribution plans, expenses are recorded in the consolidated statements of comprehensive loss as incurred–namely, over the period that the related employee service is rendered.

Termination benefits

Termination benefits are recognized in the consolidated statements of comprehensive loss when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

Financial instruments

The Company classifies its financial instruments in the following categories: “Financial assets at fair value through profit or loss (“FVTPL”); “Financial liabilities at “FVTPL”; “Financial assets at amortized cost”; “Financial liabilities at amortized cost” and “Financial assets at fair value through other comprehensive income “FVTOCI”.

Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statements of comprehensive loss in the period in which they arise. As at December 31, 2020 and 2019, the Company did not have any financial assets at FVTPL.

Financial liabilities at FVTPL: These financial liabilities are initially recognized at fair value, and transaction costs directly attributable to issuing the financial liabilities are expensed in the statements of comprehensive loss. Financial liabilities that are required to be measured at FVTPL have all fair value movements, excluding those related to changes in the credit risk of the liability which are recorded in other comprehensive loss, recognized in the statements of comprehensive loss.

Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Financial liabilities at amortized cost: Financial liabilities classified as amortized cost are initially recognized at fair value less directly attributable transaction costs. After initial recognition, costs are subsequently measured at amortized cost using the effective interest rate method with interest expenses recognized on an effective yield basis. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The interest accretion is recorded in interest expense on the consolidated statements of comprehensive loss.

(15)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Financial assets at fair value through other comprehensive income (FVTOCI): Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive loss in the period in which they arise. As at December 31, 2020 and 2019, the Company did not have any financial assets at FVTOCI.

Impairment of financial assets at amortized cost: The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Share capital

Common shares are classified as equity. Incremental costs that are directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a warrant, exercisable in order to purchase a common share or fraction thereof) and the Company does not have the unconditional right to avoid delivering cash to the holders in the future, proceeds received in connection with those offerings are allocated between share capital and warrants based on the residual method. Proceeds are allocated to warrant liability based on the fair value of the warrants, and the residual amount of proceeds is allocated to share capital. Transaction costs in connection with such offerings are allocated to the liability and equity unit components in proportion to the allocation of proceeds.

Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a warrant, exercisable in order to purchase a common share or fraction thereof) and the warrants issued meet the fixed-for-fixed criteria, proceeds received in connection with those offerings are allocated between share capital and warrants based on the relative fair value method. Proceeds are allocated to each of common shares and warrants based on their relative fair values. Transaction costs in connection with such offerings are allocated to share capital and warrant components within equity in proportion to the allocation of proceeds.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, such as organizational restructuring, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.

Revenue recognition

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The standard was applied using a modified retrospective approach. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.

(16)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

License fees

License fees represent non-refundable payments received at the time of executing the license agreements. The Company’s promise to grant a license provides its customer with either a right to access the Company’s intellectual property (“IP”) or a right to use the Company’s IP. The Company recognizes license fee revenue from the grant of a license that provides a customer the right to use the Company’s IP. The license fee for the right to use an existing licensed drug or test is recognized at a point in time when the transfer of control to the licensee is complete and the license period begins. The fee for the right to the future pediatric indication of the same drug or test is recognized over time, commencing with the date the license period begins. The Company recognizes the license fee allocated to the future pediatric indication as revenue on a straight-line basis over the period that the pediatric trial is expected to be undertaken and completed for United States Food and Drug Administration (FDA)approval. The customer obtains control when it has the ability to direct the use of and receive the benefit from the right to use the license.

Royalty and milestone income

Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and the risk of reversal of revenue recognition is remote.

The Company has not recognized any such milestone revenue in these consolidated financial statements.

Product sales

The Company recognizes revenue from the sale of certain active pharmaceutical ingredients (“API”) and semi-finished goods upon delivery of such items to its customer.

Supply chain revenue

The Company also provides oversight support services for supervision of stability studies and/or development activities with respect to the active pharmaceutical ingredient (“API”) batch production as specified in related contracts with customers. These services are contracted with fixed fees and are provided over a period of time equal to one year. The Company recognizes revenue on a straight-line basis over time as it best represents the pattern of performance of the services. Amounts are invoiced on a quarterly basis in accordance with agreed upon contractual terms

While providing services, the Company incurs certain direct costs for subcontractors and other expenses that are recoverable directly from its customers. The recoverable amounts of these direct costs are included in the Company’s operating expenses as the Company controls the services before they are transferred to the customer and acts as a principal in these arrangements.

Where the Company incurs costs to fulfil the contract, such costs are capitalized if all of the following criteria are met:

●	the costs relate directly to a contract or a specifically-anticipated contract;
●	the costs generate or enhance company resources that will be used in satisfying future performance obligations; and
●	the costs are expected to be recovered.

(17)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The Company amortizes any asset recognized from capitalizing costs to fulfil a contract on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.

Modification of contract with a customer

The Company accounts for a modification to a contract with a customer as a separate contract if both the scope of the contract increases because of the addition of promised goods or services that are distinct, and the price of the contract increases by an amount of consideration that reflects the Company’s stand-alone selling prices of the additional promised goods or services and any appropriate adjustments to that price to reflect the circumstances of the particular contract. A modification that does not meet this criteria is accounted for by the Company as an adjustment to the existing contract, either prospectively or through a cumulative catch-up adjustment. The Company accounts for contract modification prospectively if the remaining goods or services are distinct from the goods or services transferred before the modification, but the consideration for those goods or services does not reflect their stand-alone selling prices, after adjusting for contract-specific circumstances. Any changes in the transaction price that arises as a result of a contract modification are allocated to the performance obligations identified in the contract before the modification to the extent that the change in the transaction price is attributable to an amount of variable consideration promised before the modification.

The Company accounts for a modification through a cumulative catch-up adjustment if the remaining goods or services in the modification are not distinct from the goods or services transferred before the modification and are part of a single performance obligation that is only partially satisfied when the contract is modified. This type of contract modification is treated as if it were part of the original contract. The effect that the modification has on the transaction price, and the measure of progress towards complete satisfaction of the performance obligation, is recognized as an adjustment to revenue at the date of modification.

Share-based compensation costs

The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.

The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to other capital.

Any consideration received by the Company in connection with the exercise of stock options is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

Current and deferred income tax

Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive loss or directly in equity is also recognized directly in other comprehensive loss or directly in equity. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income.

(18)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filing is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet the criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.

Net loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and warrants. This method requires that diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(19)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(a)	Critical accounting estimates and assumptions

Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

Accounting for modification to the Novo license agreement

The modification of the Novo license agreement during the year required management to exercise judgments in accounting for the contract modification of the license agreement.. Significant management judgments include, assessment of any increases to the scope of the license agreement; assessment of whether the remaining goods or services are distinct from goods or services transferred before the modification and; assessment of whether a portion of the changes in the transaction price is attributable to the amount of variable consideration promised before the modification. . Any changes in the judgments or assumptions applied to account for the Novo license agreement could result in a significant impact on the Company’s revenue and deferred revenue. Additional information is included in note 5 - License and distribution arrangements.

Fair value of warrants and stock options

Determining the fair value of the warrants and stock options requires judgment related to the selection of the most appropriate pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the assumptions or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity. Fair value assumptions used are described in note 18 - Warrant liability and 20 - Share capital, warrants and other capital.

Impairment of goodwill

The annual impairment assessment related to goodwill requires management to estimate the recoverable amount, which has been determined using fair value less cost of disposal. The Company has a single cash generating unit and reportable segment, and management monitors goodwill based on an overall entity basis. The carrying amount of its consolidated net assets is compared to its overall market capitalization less estimated cost of disposal. Based on this calculation and the Company’s successful financings throughout 2020 and post year end, increased market capitalization post year end and successful negotiations of customer contracts with upfront payments, management determined that goodwill was not impaired. Future events could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company’s future results due to increased impairment charges.

Employee future benefits

The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation. Because the determination of the costs and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 19 - Employee future benefits.

(20)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities’ ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company’s products. To the extent that management’s assessment of any Group entity’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 23 - Income taxes.

Measurement uncertainty

The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could cause interruptions in the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

4.	Recent accounting pronouncements

Impact of adoption of significant new IFRS standards in 2020

(a)	IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

(b)	Conceptual framework for financial reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

IFRS Pronouncements issued but not yet effective

(c)	Annual improvements to IFRS standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, Financial Instruments, IFRS 1, First Time adoption of IFRS, IFRS 16, Leases, and IAS 41, Biological Assets.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(21)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(d)	IAS 37 - Onerous contracts - Cost of fulfilling a contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	IAS 16 - Proceeds before intended use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f)	IAS 1 – Presentation of financial statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

5.	License and distribution arrangements

(a)	License Agreement for U.S. and Canada

On January 16, 2018, the Company, through AEZS Germany, entered into License Agreement with Strongbridge Ireland Limited (“Strongbridge”) to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada, which provides for (i) the “right to use” license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future FDA-approved Pediatric Indication; (iii) the licensee to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee (the “PIP”); and (iv) for a Supply Arrangement. In January 2018, the Company received a cash payment of $24,000 from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the U.S. Effective December 19, 2018, Strongbridge sold the entity which owned the License Agreement for the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo. In 2019, the Supply Arrangement was concluded and Novo contracted AEZS Germany to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

On November 16, 2020, the Company, through AEZS Germany, entered into an amendment (the “Amendment”) of its existing License Agreement with Novo related to the development and commercialization of macimorelin.

(22)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Under the Amendment, Aeterna continues to retain all rights to macimorelin outside of the U.S. and Canada but Novo agreed to make an upfront payment to Aeterna of €5,000 ($6,109), which the Company received in December 2020. Under the Amendment, the royalty payment Aeterna receives on sales in the U.S. and Canada was reduced from 15% to 8.5% for annual net sales up to U.S.$40 million and returns to 15% or more for annual net sales of macimorelin over U.S.$40 million. Additionally, under the terms of the Amendment, the $5,000 variable payment owing to Aeterna by Novo, upon FDA approval of the pediatric indication, was waived.

Under the amended terms, Novo was also granted co-ownership of the U.S. and Canadian patents and trademarks owned by Aeterna on macimorelin but will be required to transfer co-ownership in those patents back to Aeterna on the occurrence of certain termination events.

Management has determined that the modification that grants co-ownership of the U.S. and Canadian patents and trademarks that were previously licensed by the Company to Novo is not a distinct performance obligation as the related benefits are highly interdependent and interrelated with the right to use the existing and future license indications granted under the existing license contract prior to the modification.

In addition, upon regulatory approval of macimorelin in the U.S. for the diagnosis of CGHD, if Novo determines not to commercialize macimorelin in Canada, then Aeterna has the option to exclusively license rights to macimorelin in Canada (but not in U.S.) to a third party. The Amendment also confirms that Aeterna has the right to use the results from Study P02, if successful, to support Aeterna seeking regulatory approval and ongoing efforts to seek partnering opportunities for macimorelin in other regions outside of the two countries licensed to Novo, the U.S. and Canada.

Royalty income earned under the License Agreement and the Amendment for the year ended December 31, 2020 was $67 (2019- $45).

Transaction price – license agreement prior to modification

At contract inception, upon analysis of the total discounted cash flows of both the $24,000 payment and the $5,000 payment upon FDA approval of the Pediatric Indication, the Company determined that 84% of the future revenue streams would be derived from the Adult Indication and 16% from the Pediatric Indication. On a relative fair value basis, the Company had allocated the transaction price to the performance obligations resulting in $23,600 being allocated to the Adult Indication and being recognized as license fee revenue in the consolidated statements of comprehensive loss for the year ended, December 31, 2018, and $400 being allocated to the right to a future Pediatric Indication, which was recognized as deferred revenue on the consolidated statements of financial position and amortized on a straight-line basis beginning January 2018, over a period of 5.4 years, into the consolidated statements of comprehensive loss. As at December 31, 2020, the deferred revenue balance related to this upfront payment was $185 and $74 was amortized as revenue during the year.

Transaction price – adjusted post modification

On November 16, 2020, the Company announced that it had entered into the Amendment of its existing License Agreement and received an upfront payment of €5,000 ($6,109) in December 2020. Management determined that the remaining performance obligation under the contract which provides the customer with the right to acquire a license of a future FDA approved Pediatric Indication is a distinct performance obligation before and after the modification. Accordingly, the Company accounted for the modification to the License Agreement as an adjustment to the existing License Agreement with Novo, on a prospective basis. The portion of the changes in the transaction price that was attributable to the change in royalty rate was allocated to both the Adult Indication and the Pediatric Indication . Based on change to the relative fair values of the Adult and Pediatric indication as a result of the change in the terms of the License Agreement, the Company determined that 9% of the future revenue streams should be allocated to the Adult Indication and 91% to the Pediatric Indication. Accordingly, the Company recognized $550 (€470) to the Adult Indication which was recognized in revenues for the year ended December 31, 2020 and has deferred $5,559 (€4,530) to be recognized over time on a straight-line basis until the expected FDA approval date of June 2023. As at December 31, 2020, the deferred revenue balance related to this upfront payment was $5,297 and $264 was recognized into revenue.

(23)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(iii) PIP Study

Under the Amendment, Novo and Aeterna agreed that solely Aeterna will conduct the pivotal Study P02 in partnership with a contract research organization (“CRO”). Given the full transfer of development activities to Aeterna, the percentage of Study P02 clinical trial costs that Novo is required to reimburse to Aeterna was adjusted from 70% to 100% of costs up to €9,000 (approximately $10,980) and includes reimbursement of Aeterna’s budgeted internal labor costs. Any additional external jointly approved Study P02 trial costs incurred over €9,000 (approximately $10,980) will be shared equally between Novo and Aeterna.

During 2020, the Company invoiced its licensee $1,099 (2019 – $979) as its share of the costs incurred by the Company under the PIP. The Company considers the funding arrangement under the PIP to be a collaboration arrangement under IFRS 11 and has accounted for the invoicing as a reduction of costs incurred during the period. This amount is presented in the consolidated statements of financial position as trade and other receivables and has been fully collected.

(iv) Supply Chain Arrangement

The Company agreed, in the Interim Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. The Company believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Novo would be able to procure those same goods with other suppliers. In November 2019, Novo contracted with AEZS Germany, to provide supply chain services including provision of supervision of stability studies (support services) as well as API batch production and delivery of certain API and semi-finished goods. The Company has determined the stand-alone selling price of the support services and API batch production and delivery to be their respective cost, as those approximate the amount at which Novo would be able to procure those same goods and services with other suppliers.

For all supply arrangement activities, either under the Interim Supply Agreement or the Supply Agreement with Novo, in 2020, the Company invoiced $2,659 (2019 – $1,159), of which $852 in deferred revenue was recognized for prepayments received from Novo, and has received payment in full for these invoices subsequent to December 31, 2020. Of the deferred revenue balance at December 31, 2019 related to the supply chain arrangement, the Company recognized $67 for Novo’s share of supply services upon the sale of Macrilen™ (macimorelin) to Novo in 2020. These items are presented in the consolidated statements of comprehensive loss as product sales and supply chain and as cost of sales when the performance obligations have been met and deferred revenue on the consolidated statements of financial position when payments have been received in advance of revenue recognition.

(24)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(b)	License agreement for European Union and the United Kingdom

On December 7, 2020, the Company entered into an exclusive licensing agreement with Consilient Health, Ltd. (“CH” or “Consilient Health”) for the commercialization in the European Union and the United Kingdom of macimorelin in any diagnostic application, which provides for the “right to use” the licensed product subject to receipt of regulatory approvals and transfer of know how to CH no later than the end of February 2021. As per the agreement terms, the Company received a cash payment of €1,000 ($1,207) in January 2021. Management determined that, at December 31, 2020, the Company had not obtained approval to transfer its EMA to CH, in the absence of which, CH does not have the ability to make commercial sale of macimorelin and benefit from the right to use the license by directing use of the product. Given that this key activity to be performed by the Company had not occurred by December 31, 2020, management has concluded that control to the right to use the licensed product has not transferred to CH and the license period has not commenced as at December 31, 2020. As such the Company has not recognized any amount related to this agreement in the consolidated financial statements as at December 31, 2020.

At the same time, CH contracted with AEZS Germany, to provide delivery of finished goods. The Company has determined the stand-alone selling price of the finished goods delivery to be at its cost as that approximates the amount at which CH would be able to procure those same goods and services with other suppliers. No supply of product was made to CH as at December 31, 2020.

(c)	Distribution agreement for Israel and the Palestinian Authority

On June 25, 2020, the Company announced that it had entered into an exclusive distribution and related quality agreement with MegaPharm Ltd. (“MegaPharm”), a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD. Under the terms of the agreement, MegaPharm will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while the Company will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. There were no products supplied under this agreement during the year ended December 31, 2020.

6.	Cash and cash equivalents

	December 31,
	2020	2019
	$	$
Cash on hand and balances with banks	23,920	4,801
Interest-bearing deposits with maturities of three months or less	351	3,037
	24,271	7,838

7.	Trade and other receivables

	December 31,
	2020	2019
	$	$
Trade accounts receivable (net of expected credit losses of $55 (2019 - $55))	1,190	210
Value added tax	468	254
Other receivables	23	194
	1,681	658

See note 25 - Financial instruments and financial risk management for discussion of credit losses.

(25)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

8.	Inventory

	December 31,
	2020	2019
	$	$
Raw materials	—	204
Work in process	21	999
	21	1,203

The Company recognized $1,980 of inventory costs and $131 as impairment in drug product for the European market as cost of sales in the consolidated statements of comprehensive loss for the year ended December 31, 2020 (2019 - $101 and $106, respectively, and 2018 - $2,087 and $nil, respectively).

9.	Prepaid expenses and other current assets

	December 31,
	2020	2019
	$	$
Prepaid insurance	1,021	791
Prepaid inventory	—	175
Other current asset (note 23)	873	—
Other	19	245
	1,913	1,211

During 2019, the Company wrote-off a $169 deposit paid in a prior year for the serialization of macimorelin sachet and packaging subject to a repayment arrangement when it was determined that the repayment would not occur. During 2020, the Company recognized $139 in reversal of write-off for these amounts in the consolidated statements of comprehensive loss when such right for the U.S. market were sold to Novo with a corresponding receivable of $105 from Novo and $34 as an intangible asset was recorded (see note 13).

10.	Restricted cash equivalents

The Company had restricted cash equivalents amounting to $338 at December 31, 2020 (2019 - $364). These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

11.	Property, plant and equipment

Components of the Company’s property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2019	1,458	7	637	40	2,142
Disposals / Retirements	(1,019)	—	(311)	(5)	(1,335)
Impact of foreign exchange rate changes	(17)	—	(12)	(1)	(30)
At December 31, 2019	422	7	314	34	777
Disposals / Retirements	(245)	(7)	(3)	(38)	(293)
Impact of foreign exchange rate changes	38	—	24	4	66
At December 31, 2020	215	—	335	—	550

(26)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Accumulated Depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2019	1,414	5	624	34	2,077
Disposals / Retirements	(1,009)	—	(311)	(5)	(1,325)
Depreciation expense	9	2	6	—	17
Impact of foreign exchange rate changes	(14)	—	(12)	(1)	(27)
At December 31, 2019	400	7	307	28	742
Disposals / Retirements	(247)	(7)	(3)	(38)	(295)
Depreciation expense	6	—	3	—	9
Impact of foreign exchange rate changes	40	—	22	10	72
At December 31, 2020	199	—	329	—	528

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2019	22	—	7	6	35
At December 31, 2020	16	—	6	—	22

Depreciation of $9 (2019- $18) is presented in the consolidated statements of comprehensive loss as follows: $3 (2019- $10) in R&D costs, $6 (2019- $7) in general and administrative (“G&A”) expenses and $nil (2019- $nil ) in selling expenses. During 2020, the Company recognized net gain on disposal of $2 (2019- net loss of $5) in the consolidated statements of comprehensive loss.

12.	Right of use assets

	Building	Vehicles and equipment	Total
	$	$	$
Cost
At January 1, 2019	735	124	859
Additions	45	32	77
Disposals	(7)	(43)	(50)
Impact of foreign exchange rate changes	(16)	(7)	(23)
At December 31, 2019	757	106	863
Modification of building lease	(259)	—	(259)
Additions	—	7	7
Disposals	—	(21)	(21)
Impact of foreign exchange rate changes	48	2	50
At December 31, 2020	546	94	640

(27)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Building	Vehicles and equipment	Total
	$	$	$
Accumulated Depreciation
At January 1, 2019	—	—	—
Disposals	(2)	(12)	(14)
Depreciation	227	51	278
Impairment	22	—	22
Impact of foreign exchange rate changes	(5)	—	(5)
At December 31, 2019	242	39	281
Disposals	—	(21)	(21)
Depreciation	180	23	203
Impact of foreign exchange rate changes	15	5	20
At December 31, 2020	437	46	483

	Building	Vehicles and equipment	Total
	$	$	$
Carrying amount
As at December 31, 2019	515	67	582
As at December 31, 2020	109	48	157

Upon the renegotiation of the building lease agreement completed on April 30, 2020 (note 17), a modification was recorded to the building right of use asset in the amount of $259, representing the reduction in the square footage leased from the landlord.

13.	Identifiable intangible assets

Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks, and rights to serialization equipment. Changes in the carrying value of the Company’s identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2020			Year ended December 31, 2019
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	31,422	(31,382)	40	32,643	(32,581)	62
Additions	34	—	34	—	—	—
Retirement	—	—	—	(466)	466	—
Recurring amortization expense	—	(20)	(20)	—	(20)	(20)
Impact of foreign exchange rate changes	3,564	(3,559)	5	(755)	753	(2)
Balances – End of the year	35,020	(34,961)	59	31,422	(31,382)	40

During 2020, the Company recognized a retirement of $nil on expired patents and trademarks (2019 - $466) and an addition of $34 related to the purchase of rights to serialization equipment by Novo (note 9).Amortization of $20 (2019 - $20) is presented in R&D costs.

(28)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

14.	Goodwill

The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
At January 1, 2019	8,210	—	8,210
Impact of foreign exchange rate changes	(160)	—	(160)
At December 31, 2019	8,050	—	8,050
Impact of foreign exchange rate changes	765	—	765
At December 31, 2020	8,815	—	8,815

Management’s evaluation of impairment in goodwill is based on fair value less costs of disposal based on the Company’s market capitalization at December 31, 2020, its issued and outstanding common shares less estimated cost of disposal of approximately $1,617. There was no impairment assessed at December 31, 2020.

15.	Payables and accrued liabilities

	December 31,
	2020	2019
	$	$
Trade accounts payable	1,187	1,087
Accrued research and development costs	23	—
Salaries, employment taxes and benefits	474	64
Financing of insurance premiums	—	4
PIP study payables	—	118
Accrued audit fees	144	216
Accrued severance	—	427
Other accrued liabilities	371	232
	2,199	2,148

16.	Provision for restructuring and other costs

On June 6, 2019, the Company announced that it was reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities in Frankfurt. AEZS Germany and its Works Council approved a restructuring that affects 8 employees and was completed on January 31, 2020.The changes in the Company’s provision for restructuring and other costs can be summarized as follows:

	Cetrotide(R) onerous contracts	2017 German Restructuring: onerous lease	German Restructuring: severance	Total
	$	$	$	$
January 1, 2019	547	663	88	1,298
Adoption of IFRS 16 (note 12)	—	(663)	—	(663)
Provision recognized	—	—	507	507
Utilization of provision	(137)	—	(252)	(389)
Change in the provision	4	—	—	4
Unwinding of discount and impact of foreign exchange rate changes	(18)	—	(13)	(31)
December 31, 2019	396	—	330	726
Utilization of provision	(93)	—	(323)	(416)
Change in the provision	33	—	—	33
Unwinding of discount and impact of foreign exchange rate changes	35	—	(7)	28
December 31, 2020	371	—	—	371
Less: current portion	92	—	—	92
Non-current portion	279	—	—	279

(29)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

17.	Lease liabilities

	Years Ended December 31,
	2020	2019
	$	$
Balance – Beginning of period	903	1,522
Additions	7	—
Interest paid as charged to comprehensive loss as other finance costs	(19)	(66)
Payment against lease liabilities	(265)	(614)
Modification of lease liability	(463)	—
Impact of foreign exchange rate changes	21	61
Balance – End of period	184	903
Current lease liabilities	135	648
Non-current lease liabilities	49	255

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and, retained one sub-lessee until April 30, 2021.

On May 5, 2020, the sub-lessee terminated its lease with the Company effective April 30, 2020. Concurrent with this termination, the Company was able to renegotiate a further reduction in leased square footage with the landlord, which resulted in a lease modification and a resulting gain of $34 which was recorded in the consolidated statements of comprehensive loss. The Company’s premises lease expires in March 2022 and can be prolonged for another 12 months if both parties agree.

As at December 31, 2020, the Company’s lease liabilities come due as follows:

$
Less than 1 year	135
1 - 3 years	49
4 - 5 years	—
More than 5 years	—
Total	184

(30)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

18.	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Years ended December 31,
	2020	2019
	$	$
Balance – Beginning of the year	2,255	3,634
Warrants issued during the year (a)	6,269	3,457
Warrants exercised during the year	—	(318)
Net gain on change in fair value of warrant liability	(1,147)	(4,518)
Warrant liability reclassified to equity (b)	(7,377)	—
Balance - End of the year	—	2,255
Less: current portion	—	(6)
Non-current portion	—	2,249

A summary of the activity related to the Company’s warrants as classified as a liability is provided below:

	Years ended December 31,
	2020		2019
	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number
Balance – Beginning of the year	6,629,144	4.00	3,391,844	6.23	3,417,840
Exercised	—	—	(87,700)	1.07	—
Issued (a)	13,043,033	0.65	3,325,000	1.65	—
Reclassified to equity (b)	(16,368,033)	0.86	—	—	—
Expired (c)	(3,304,144)	6.36	—	—	(25,996)
Balance – End of year	—	—	6,629,144	4.00	3,391,844

(a)	Warrants issued

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market (note 20). Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The Company also issued 243,478 warrants to the placement agent with an exercise price of $1.62 per common share, which are exercisable immediately and will expire five years following the date of issuance.

On August 5, 2020, the Company closed a securities purchase agreement with several institutional investors in the United States providing for the sale and issuance of 12,427,876 common shares at a purchase price of $0.56325 per common share in a registered direct offering priced at-the-market under Nasdaq rules. The offering resulted in gross proceeds of approximately $7,000. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025.

(31)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

2019

On September 20, 2019, the Company entered into a securities purchase agreement for $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50 (note 20). Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire 5 years following the date of issuance.

All issued warrants contain a provision where if, at any time while the warrants are outstanding, the Company completes a Fundamental Transaction (as defined in the warrant agreements) but is generally understood to be a change of control of the Company, the warrant holders will have the right to receive payment for the unexercised warrant (as defined in the warrant agreements).

(b)	Warrant liability reclassified to equity

The Company had issued 3,325,000 unregistered investor warrants in the September 2019 closed direct offering as well as 2,608,696 unregistered investor warrants and 243,478 unregistered placement agent warrants in the February 2020 closed direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability.

Effective June 16, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of June 16, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the condensed interim consolidated statements of comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity (note 20).

The Company also issued 9,320,907 unregistered investor warrants and 869,952 unregistered placement agent warrants in the August 2020 registered direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants were accounted for as a liability on issuance and measured at fair value using the Black-Scholes option pricing model. Effective September 14, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of September 14, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the condensed interim consolidated statements of comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity (note 20).

(32)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of such warrants as at the noted dates of reclassification:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
As at June 16, 2020:
September 2019 Warrants	3,325,000	0.96	1.65	0.30%	104.5%	4.3	0.00%
February 2020 Investor Warrants	2,608,696	0.96	1.20	0.36%	119.3%	5.2	0.00%
February 2020 Placement Agent Warrants	243,478	0.96	1.62	0.32%	113.3%	4.7	0.00%
As at September 14, 2020:
August 2020 Investor Warrants	9,320,907	0.38	0.47	0.31%	120.5%	5.4	0.00%
August 2020 Placement Agent Warrants	869,952	0.38	0.704063	0.26%	114.6%	4.9	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(c)	Warrants expired

On March 10, 2020, the Company had 28,144 warrants expire, each with an exercise price of $1.07. On May 1, 2020, the Company had 945,000 warrants expire, each with an exercise price of $4.70. On December 14, 2020, the Company had 2,331,000 warrants expire with an exercise price of $7.10.

(33)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

19.	Employee future benefits

AEZS Germany provides unfunded defined benefit multi-employer pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the member’s length of service and on his or her base salary in the final years leading up to retirement. Current pensions vary in accordance with applicable statutory requirements, which foresee an adjustment every three years on an individual basis that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company’s financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.

The change in the Company’s accrued benefit obligations is summarized as follows:

	Pension benefit plans Years ended December 31,		Other benefit plans Years ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Balances – Beginning of the year	13,704	13,100	84	105
Current service cost	50	41	4	8
Interest cost	162	239	1	2
Actuarial loss (gain) arising from changes in financial assumptions	650	1,068	1	(28)
Benefits paid	(529)	(483)	(3)	—
Impact of foreign exchange rate changes	1,304	(261)	7	(3)
Balances – End of the year	15,341	13,704	94	84
Amounts recognized:
In net loss	(212)	(280)	(6)	18
In other comprehensive loss	(1,954)	(807)	(7)	3

The cumulative amount of actuarial net losses recognized in other comprehensive loss as at December 31, 2020 is $5,793 ($5,143 as at December 31, 2019 and $4,084 as at December 31, 2018).

(34)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans
	Years ended December 31,		Years ended December 31,
Actuarial assumptions	2020	2019	2020	2019
	%	%	%	%
Discount rate	0.60	1.10	0.60	1.90
Pension benefits increase	0.50	1.50	0.50	1.50
Rate of compensation increase	2.00	2.00	2.00	2.00

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. During 2020, management updated the discount rate assumption on a quarterly basis from 1.1% as at December 31, 2019, to 1.8% at March 31, 2020, to 1.1% at June 30, 2020, to 0.8% at September 30, 2020 to 0.6% at December 31, 2020. During 2020, management expanded its assumptions of possible future compensation scenarios from: its current three-year forecast to a thirty-year forecast, from using an expected average inflation rate to an expected inflation rate, and included the potential claims of retirees within the 30 year time horizon. Historically, the Company has not authorized actual pension increases, given the economic situation of the Company, and any legally required increases have been funded from the related pension surpluses. The Company expects to invest in its R&D opportunities, which would not change its economic situation in the short term but, if successful, does allow for scenarios that such pension increases would be owing. Such potential future pension compensation obligations have been included in the revised forecast assumptions, at a rate of 0.50%, in addition to an expected inflation rate of 1.75%.

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2020	2019
Retiring at the end of the reporting period:
Male	20	20
Female	24	24
Retiring 20 years after the end of the reporting period:
Male	28	28
Female	31	31

The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2020. The next actuarial reports are planned for December 31, 2021.

(35)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

In accordance with the assumptions used as at December 31, 2020, undiscounted defined pension benefits expected to be paid, in Euro, are as follows:

€
2021	462
2022	462
2023	466
2024	472
2025	473
Thereafter	11,733
14,068

The weighted average duration of the defined benefit obligation is 15.8 years.

Total expenses for the Company’s defined contribution plan in its German subsidiary amounted to approximately $38 for the year ended December 31, 2020 (2019 - $54).

If variations in the following assumptions had occurred during 2020, the impact on the Company’s pension benefit obligation of $15,341 as at December 31, 2020 would have been as follows:

Assumption	Increase	Decrease

Change interest rate by 0.25%	(576)	613
Change salary rate by 0.25%	20	(20)
Change pension by 0.25%	778	(745)
Change mortality by 1 year	581	(580)

20.	Share capital, warrants and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, 2,608,696 investor warrants were issued at an exercise price of $1.20 per common share and 243,478 broker warrants were issued at an exercise price of $1.62 per common share (note 18(a)). The net cash proceeds to the Company from the offering totaled $3,900. The gross proceeds of $4,500 was allocated as $2,325 to warrant liability based on the ascribed fair value (note 18) and the remaining gross proceeds of $2,174 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $311 allocated to the warrant liability were recorded as expense in the consolidated statements of comprehensive loss.

(36)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

During the second quarter of 2020, directors who were no longer on the Board redeemed their DSUs in full whereby 111,300 common shares were issued and $313 was reclassified from other capital to share capital at that time.

On July 7, 2020, the Company closed a public offering of 26,666,666 units at a price of $0.45 per unit, for net cash proceeds to the Company of $10,596. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 investor warrants at an exercise price of $0.45 per share expiring July 7, 2025 and 1,866,667 placement agent warrants with an exercise price of $0.5625 per share, expiring July 1, 2025 were issued. As these warrants were registered and can be settled for a fixed number of the Company’s underlying common shares, the warrants meet the requirements of the fixed-for-fixed rule and have been classified as equity.

Because the warrants were classified as equity, the gross proceeds of $12,000 were allocated as $6,308 to share capital and $5,691 to warrants based on their relative fair values. The transaction costs of $1,420 were reduced from share capital and warrants in the amounts of $754 and $666, respectively, and charged to share issuance costs and classified as equity. The values ascribed to the share capital and warrants were recorded within equity, net of the allocated transaction costs.

On August 5, 2020, the Company closed a securities purchase agreement of 12,427,876 common shares at a purchase price of $0.56325 per common share. The offering resulted in gross proceeds of $7,000. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025. The gross proceeds of $7,000 was allocated as $3,944 to warrant liability based on the ascribed fair value (note 18) and the remaining gross proceeds of $3,056 were allocated to share capital. The transaction costs of $748 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs of $327. The transaction costs of $421 allocated to the warrant liability were recorded as expense in the consolidated statements of comprehensive loss.

2019

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $4,988 (before total transaction costs of $795) of its common shares in a registered direct offering and warrants with a cashless exercise feature (see note 18) to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. The gross proceeds of $4,988 was allocated as $3,457 to warrants based on the ascribed fair value (note 18) and the remaining gross proceeds of $1,531 were allocated to share capital. The transaction costs of $795 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $550 allocated to the warrant liability were recorded as expense in the consolidated statements of comprehensive loss.

(37)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

In April 2019, there were 87,850 stock options, 23,000 deferred share units and 87,700 warrants exercised for gross proceeds of $314 with 191,650 common shares issued. In September 2019, 53,000 deferred share units were exercised with 37,100 common shares being issued.

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the board of directors and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

Warrants

The following table summarizes the activity regarding warrants that were reclassified into equity:

	Year ended December 31, 2020			Year ended December 31, 2019
	Number	Weighted average exercise price
		(US$)	$	$
Balance – Beginning of year	—	—	—	Nil
Warrant liability reclassified to equity (note 18)	16,368,033	0.8556	7,377	Nil
Warrants issued as equity (July 2020)	28,533,333	0.4574	5,691	Nil
Balance – End of year	44,901,366	0.8556	13,068	Nil

Subsequent to December 31, 2020, warrant holders have exercised 34 million warrants for cash proceeds of approximately $20,000 (note 29).

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of such warrants:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
July 2020 Investor Warrants	26,666,666	0.52	0.457	0.2879%	123.1048%	5	0.00%
July 2020 Placement Agent Warrants	1,866,667	0.52	0.5625	0.2879%	123.1048%	5	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(38)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Other capital

The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan and stock option plans as other capital in its consolidated statements of changes in shareholders’ equity (deficiency) and as general and administrative expenses in its consolidated statements of comprehensive loss.

Long-term incentive plan

At the 2018 annual and special meeting of shareholders, the Company’s shareholders approved the adoption of the 2018 long-term incentive plan (the “LTIP”), which allows the Board of Directors to issue up to 11.4% of the total issued and outstanding common shares at any given time to eligible individuals at an exercise price to be determined by the Board of Directors at the time of the grant, subject to a ceiling, as stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units, and other stock-based awards. This LTIP replaces the stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The Company’s Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company’s Shareholders approved, ratified and confirmed the Stock Option Plan on May 10, 2016. Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of 10 years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.

The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.

As at December 31, 2020, the total compensation cost related to unvested U.S. dollar stock options not yet recognized amounted to $43 (2019 - $101). This amount is expected to be recognized over a weighted average period of 1.43 years (2019 - 1.21 years).

	Year ended December 31, 2020
	U.S.$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
	(Number)	(U.S.$)	(Number)	(Number)	(CAN$)
Balance – Beginning of year	741,116	3.61	212,000	441	912.00
Granted	180,000	0.37	120,000	—	—
Exercised	—	—	(159,000)	—	—
Canceled/Forfeited	(330,350)	2.56	—	—	—
Expired	(84,366)	2.14	—	(441)	912.00
Balance – End of year	506,400	1.44	173,000	—	—

	Year ended December 31, 2019
	U.S.$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of year	727,816	4.07	161,000	869	743.56
Granted	185,000	1.07	150,000	—	—
Exercised	(64,850)	2.75	(99,000)	—	—
Canceled/Forfeited	(6,000)	13,39	—	—	—
Expired	(100,850)	2.24	—	(428)	570.00
Balance – End of year	741,116	3.61	212,000	441	912.00

(39)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Fair value input assumptions for U.S. dollar stock option grants

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2020	2019
Expected dividend yield	(a)	0.00%	0.00%
Expected volatility	(b)	112.50%	110.02%
Risk-free annual interest rate	(c)	0.27%	1.86%
Expected life (years)	(d)	4.02	5.94
Weighted average share price		$0.37	$2.00
Weighted average exercise price		$0.37	$2.00
Weighted average grant date fair value		$0.27	$1.73

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.
(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.
(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.

	Options outstanding			Options exercisable
Range of U.S. dollar stock option exercise prices	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
0.37 to 0.87	305,000	6.53	0.57	41,671	5.95	0.87
0.88 to 1.79	35,000	5.86	1.03	11,667	5.86	1.03
1.80 to 3.14	85,000	4.21	2.08	68,334	3.87	2.62
3.15 to 1,044.00	81,400	2.70	4.18	81,400	2.70	4.18
	506,400	5.48	1.44	203,072	3.94	2.61

(40)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

21.	Operating expenses

The nature of the Company’s operating expenses includes the following:

	Years ended December 31,
	2020	2019
	$	$
Key management personnel compensation(1)
Salaries and short-term employee benefits	1,540	1,705
Consultants fees	167	194
Termination benefits	—	503
Post-employment benefits, including defined contribution plan benefits of $33 in 2020 and $195 in 2019	86	257
Share-based compensation costs	160	784
	1,953	3,443
Other employees compensation:
Salaries and short-term employee benefits	1,004	1,257
Termination benefits	—	—
Post-employment benefits, including defined contribution plan benefits of $9 in 2020 and $25 in 2019	159	78
Share-based compensation costs	(99)	9
	1,064	1,344
Cost of inventory used and services provided	2,186	309
Write down of inventory	131	101
Professional fees	1,969	2,599
Insurance	861	890
Third-party R&D	414	322
Consulting fees	587	144
Restructuring costs	—	507
Contracted sales force	—	—
Travel	66	154
Marketing services	39	18
Laboratory supplies	36	23
Other goods and services	72	137
Leasing costs, net of sublease receipts of $214 in 2019	218	247
Modification of building lease	(219)	—
(Reversal) of write off/ write off of other asset	(139)	169
Depreciation and amortization of property, equipment and intangibles	29	37
Depreciation - right to use assets	203	278
Impairment losses	—	22
Operating foreign exchange (gain) loss	(112)	30
	6,341	5,987
	9,358	10,774

(1) Key management includes the Company’s executive management team and directors.

(41)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers’ employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.

22.	Supplemental disclosure of cash flow information

	2020	2019
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(1,023)	(371)
Inventory	1,182	(971)
Prepaid expenses and other current assets	(702)	(170)
Payables and accrued liabilities	51	(615)
Taxes payable	395	(188)
Deferred revenues	3,031	743
Provision for restructuring and other costs (note 16)	—	(389)
Employee future benefits (note 19)	(532)	(483)
	2,402	(2,444)

23.	Income taxes

Significant components of current and deferred income tax recovery (expense) are as follows:

	Years ended December 31,
	2020	2019
	$	$
Current income tax (expense) recovery	(395)	188
Deferred tax:
Origination and reversal of temporary differences	1,509	2,755
Change in unrecognized tax assets	(1,509)	(2,755)
Total income tax (expense) recovery	(395)	188

From time to time, the Company is subject to tax audits. While the Company believes that its filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. Although the Company believes its tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from historical income tax provisions and accruals. In 2020, AEZS Germany underwent a tax audit concerning tax years 2013 to 2016 and is in discussion about the interest rate charged on its intercompany loan with its parent company, AEZS Canada. As at December 31, 2020, the tax audit was not final but the Company has accrued $123 as the uncertain tax provision. In addition, in December 2020, AEZS Germany prepaid $873 in estimated taxes owing for the 2020 tax year.

(42)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2020	2019
Combined Canadian federal and provincial statutory income	26.5%	26.5%

	Years ended December 31,
	2020	2019
	$	$
Income tax recovery based on combined statutory income tax rate	1,252	1,615
Change in unrecognized tax assets	(1,721)	(3,160)
Change in unrecognized tax assets related to OCI	(151)	340
Change in unrecognized tax assets related to equity	363	—
Share issuance costs	—	65
Permanent difference attributable to the use of local currency for tax reporting	—	35
Change in enacted rates used	—	(27)
Impact of expiring tax credits	(481)	—
Permanent difference attributable to net change in fair value of warrant liability	304	1,197
Share-based compensation costs	(16)	(210)
Difference in statutory income tax rate of foreign subsidiaries	99	321
Uncertain tax position	(123)	—
Other	79	12
	(395)	188

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.

(43)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(Loss) income before income taxes

(Loss) income before income taxes is attributable to the Company’s tax jurisdictions as follows:

	Years ended December 31,
	2020	2019
	$	$
Germany	(2,042)	(6,010)
Canada	(2,463)	812
United States	(218)	(1,032)
	(4,723)	(6,230)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019
	$	$
Deferred tax assets
Non-current:
Operating losses carried forward	46	691
Intangible assets	1,318	2,639
	1,364	3,330
Deferred tax liabilities
Current:
Restricted cash	—	52
Payables and accrued liabilities	126	—
	126	52
Non-current:
Property, plant and equipment	49	184
Deferred revenues	1,073	3,047
Other	116	47
	1,238	3,278
	1,364	3,330
Deferred tax assets (liabilities), net	—	—

(44)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Significant components of unrecognized deferred tax assets are as follows:

	December 31,
	2020	2019
	$	$
Deferred tax assets
Current:
Deferred revenues and other provisions	1,494	550
	1,494	550
Non-current:
Operating losses carried forward	89,144	83,699
SR&ED Pool	9,138	9,138
Unused tax credits	4,668	5,149
Employee future benefits	2,570	2,303
Property, plant and equipment	495	480
Intangible assets	541	—
Share issuance expenses	623	342
Other	—	272
	107,179	101,383
Unrecognized deferred tax assets	108,673	101,933

As at December 31, 2020, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2028	7,880	6,494
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,343	7,343
2038	6,557	6,557
2039	3,501	3,580
2040	3,808	3,808
	72,871	71,549

(45)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The Company has non-refundable R&D investment tax credits of approximately $6,351 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2021 to 2035. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the U.S. The federal tax losses amount to approximately $216,979 in Germany (€ 177,416) for which there is no expiry date, and to $4,559 in the U.S., which expire as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
2037	709
2038	1,224
2039	771
2040	515
4,559

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.

24.	Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity (deficiency), with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses and working capital requirements. Over the past several years, the Company has raised capital via public and private equity offerings and issuances as its primary source of liquidity, as discussed in note 20 - share capital, warrants and other capital. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

(46)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

25.	Financial instruments and financial risk management

Financial assets and liabilities as at December 31, 2020 and December 31, 2019 are presented below.

December 31, 2020	Financial assets at amortized cost	Financial liabilities at amortized cost	Total
	$	$	$
Cash and cash equivalents (note 6)	24,271	—	24,271
Trade and other receivables (note 7)	1,681	—	1,681
Restricted cash equivalents (note 10)	338	—	338
Payables and accrued liabilities (note 15)	—	2,176	2,176
Lease liability (note 17)	—	184	184
	26,290	2,360	23,930

December 31, 2019	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents (note 6)	7,838	—	—	7,838
Trade and other receivables (note 7)	404	—	—	404
Restricted cash equivalents (note 10)	364	—	—	364
Payables and accrued liabilities (note 15)	—	—	2,148	2,148
Lease liability (note 17)	—	—	903	903
Warrant liability (note 18)	—	2,255	—	2,255
	8,606	2,255	3,051	3,300

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The input levels discussed in IFRS 13 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

(47)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and foreign exchange risk and how the Company manages those risks.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least “P-2” or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.

As at December 31, 2020, trade accounts receivable for an amount of approximately $1,245 were with three counterparties of which $55 was past due and impaired and fully provided for (2019 - $265 with four counterparties and $55 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 60 days after quarter-end.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as at December 31, 2020, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM (macimorelin). The licensee has paid all amounts owing within 90 days of invoicing.

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statements of financial position.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 24, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows.

A portion of the Company’s cash is held in AEZS Germany, which is the counter-party to various license and distribution agreements for the Company’s only approved product. In September 2019 and February, July and August of 2020 the Company completed financings resulting in total funding (net of transaction costs) of $24,933 (note 20). The Company also completed a financing in February 2021 (note 29). Net cash proceeds were deposited in AEZS Canada accounts and such funds can be provided to its German subsidiary, if and when needed. During 2020, AEZS Germany signed agreements with Novo and Consilient Health Ltd. whereby AEZS Germany received cash payments of €5,000 ($6,109) in fiscal 2020 and €1,000 ($1,083) in January 2021, respectively (note 5), and expects to use this cash to fund its operations directly.

The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 17.

(c)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at December 31, 2020, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net loss for the year ended December 31, 2020 would have been lower or higher by approximately $110 (net loss for 2019 - $841).

26.	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

	2020	2019
	$	$
Germany	9,341	8,969
United States	50	101
Canada	0	1
	9,391	9,071

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Geographical information

Revenues by geographical area have been allocated to geographic regions based on the country of residence of the Company’s external customers or licensees and are detailed as follows:

	Years ended December 31,
	2020	2019
	$	$
Ireland	73	74
Switzerland	905	—
United States	—	—
China	—	—
Denmark	2,655	413
British Virgin Islands	—	—
Other	19	45
	3,652	532

Non-current assets include restricted cash equivalents, right of use assets, property, plant and equipment, identifiable intangible assets and goodwill and are detailed by geographical area as follows:

Major customers representing 10% or more of the Company’s revenues in each of the last three years are as follows:

	Years ended December 31,
	2020	2019
	$	$
Company 1	74	74
Company 2	3,560	458
Company 3	—	—
Company 4	—	—
Company 5	18	—

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

27.	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2020	2019
	$	$
Net loss	(5,118)	(6,042)
Basic weighted average number of shares outstanding	41,083,163	17,494,472
Diluted weighted average number of shares outstanding	41,083,163	17,494,472
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options and DSUs	679,400	953,557
Warrants	44,901,366	6,629,144

Net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, DSUs and warrants. In periods with reported net losses, all stock options and warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

28.	Commitments and contingencies

Service and manufacturing
Less than 1 year	258
1 - 3 years	10
4 - 5 years	—
More than 5 years	—
Total	268

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6,500 will be funded entirely by the Company’s insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s NDA for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019 and for the years then ended

(amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

29.	Subsequent events

a)	Subsequent to year end, a number of the Company’s warrants to purchase its common stock were exercised by their holders. These exercise transactions to March 24, 2021 were as follows:

	Number Exercised	Exercise Price	Cash Receipts
September 2019 Investor warrants	2,000,000	$1.65	$3,300,000
February 2020 Investor warrants	1,739,130	$1.20	$2,086,956
July 2020 Investor warrants	20,794,333	$0.45	$9,357,450
July 2020 Placement Agent warrants	1,866,667	$0.5625	$1,050,000
August 2020 Investor warrants	7,589,883	$0.47	$3,567,245
August 2020 Placement Agent warrants	869,952	$0.7040625	$612,501
	34,859,965		$19,974,152

b)	On February 19, 2021, the Company closed a public offering of 20,509,746 common shares at a price to the public of $1.45 per common share, for gross proceeds of $29.7 million, before deducting underwriting discounts, commissions and offering expenses payable by the Company, in the amount of $2.8 million. Aeterna also granted the underwriter a 30-day overallotment option (the “Underwriter Option”) to purchase up to 3,076,461 additional common shares at the public offering price, less underwriting discounts and commissions, and 1,435,682 warrants with an exercise price of $1.8125 and expiring on February 17, 2026. The net cash proceeds to the Company from the offering totaled $26.9 million. On February 22, 2021, the underwriter exercised the Underwriter Option in full and received 3,076,461 common shares for gross proceeds to the Company of $4.5 million. In connection with the public offering and the exercise of the Underwriter Option, the Company paid commissions and other expenses of $0.4 million and issued 215,352 warrants priced at $1.8125 and expiring on February 17, 2026

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